UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

———————

SCHEDULE 13G

———————

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Entia Biosciences, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

29384E104

(CUSIP Number)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☑  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29384E104	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS (a) Tam Cheuk Ho (“Tam”) (b) Anka Capital Limited (“Anka”) (c) Delta Group Investments Limited (“Delta”) (d) Suncraft Limited (“Suncraft”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION (a) Tam – Hong Kong (b) Anka – British Virgin Islands (c) Delta – British Virgin Islands (d) Suncraft – British Virgin Islands
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER (a) Tam – 0 (b) Anka – 0 (c) Delta – 0 (d) Suncraft – 0
		6	SHARED VOTING POWER (a) Tam – 3,428,404 (b) Anka – 3,150,399 (c) Delta – 3,150,399 (d) Suncraft – 278,005
		7	SOLE DISPOSITIVE POWER (a) Tam – 0 (b) Anka – 0 (c) Delta – 0 (d) Suncraft – 0
		8	SHARED DISPOSITIVE POWER (a) Tam – 3,428,404 (b) Anka – 3,150,399 (c) Delta – 3,150,399 (d) Suncraft – 278,005
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (a) Tam – 3,428,404 (b) Anka – 3,150,399 (c) Delta – 3,150,399 (d) Suncraft – 278,005
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)*

(a)

Tam – 19.4% as of December 31, 2014

(b)

Anka – 17.8% as of December 31, 2014

(c)

Delta – 17.8% as of December 31, 2014

(d)

Suncraft – 1.8% as of December 31, 2014

12	TYPE OF REPORTING PERSON (a) Tam – IN (b) Anka – CO (c) Delta – CO (d) Suncraft – CO

CUSIP No. 29384E104	13G	Page 3 of 6 Pages

Item 1.

(a)

Name of Issuer: Entia Biosciences, Inc.

(b)

Address of Issuer’s Principal Executive Offices: 13565 SW Tualatin-Sherwood Rd #800, Sherwood, OR 97140

Item 2.

(a)

Name of Person Filing:

i.

Tam Cheuk Ho (“Tam”)

ii.

Anka Capital Limited (“Anka”)

iii.

Delta Group Investments Limited (“Delta”)

iv.

Suncraft Limited (“Suncraft”)

(b)

Address of Principal Business Office or, if None, Residence:

Room 2204, 22/F, West Tower, Shun Tak Centre, 200 Connaught Road Central, Sheung Wan, Hong Kong, PRC

(c)

Citizenship:

i.

Tam – Hong Kong

ii.

Anka – British Virgin Islands

iii.

Delta – British Virgin Islands

iv.

Suncraft – British Virgin Islands

(d)

Title and Class of Securities:  Common Stock, $.001 par value

(e)

CUSIP No.:

29384E104

Item 3.

If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)

☐

Broker or dealer registered under Section 15 of the Act;

(b)

☐

Bank as defined in Section 3(a)(6) of the Act;

(c)

☐

Insurance company as defined in Section 3(a)(19) of the Act;

(d)

☐

Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)

☐

An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)

☐

An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)

☐

A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)

☐

A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)

☐

A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)

☐

A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)

☐

Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

CUSIP No. 29384E104	13G	Page 4 of 6 Pages

Item 4.

Ownership

(a)

Amount Beneficially Owned:

i.

Tam – 3,428,404

ii.

Anka – 3,150,399

iii.

Delta – 3,150,399

iv.

Suncraft – 278,005

(b)

Percent of Class*:

i.

Tam – 19.4% as of December 31, 2014

ii.

Anka – 17.8% as of December 31, 2014

iii.

Delta – 17.8% as of December 31, 2014

iv.

Suncraft – 1.8% as of December 31, 2014

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote:

i.

Tam – 0

ii.

Anka – 0

iii.

Delta – 0

iv.

Suncraft – 0

(ii)

Shared power to vote or to direct the vote:

i.

Tam – 3,428,404

ii.

Anka – 3,150,399

iii.

Delta – 3,150,399

iv.

Suncraft – 278,005

(iii)

Sole power to dispose or to direct the disposition of:

i.

Tam – 0

ii.

Anka – 0

iii.

Delta – 0

iv.

Suncraft – 0

(iv)

Shared power to dispose or to direct the disposition of:

i.

Tam – 3,428,404

ii.

Anka – 3,150,399

iii.

Delta – 3,150,399

iv.

Suncraft – 278,005

CUSIP No. 29384E104	13G	Page 5 of 6 Pages

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.

Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.

Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

See Exhibit A.

Item 8.

Identification and classification of members of the group.

See Exhibit B.

Item 9.

Notice of Dissolution of Group.

Not applicable.

Item 10.

Certifications.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 29384E104	13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  December 11, 2015

/s/ Tam Cheuk Ho
Tam Cheuk Ho

Anka Capital Limited
By:	/s/ Tam Cheuk Ho, Director
Tam Cheuk Ho, Director

Delta Group Investments Limited
By:	/s/ Anka Consultants Limited, Director, by
Wong Wah On Edward, Director
Anka Consultants Limited, Director, by
Wong Wah On Edward, Director

Suncraft Limited
By:	/s/ Tam Cheuk Ho, Director
Tam Cheuk Ho, Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibits

Exhibit A:

Delta Group Investments, Inc. (CO), a British Virgin Islands corporation.

Exhibit B:

Delta Group Investments Limited (CO), a British Virgin Islands corporation, is a wholly-owned subsidiary of Anka Capital Limited (CO), a British Virgin Islands corporation. Suncraft Limited (CO) is a British Virgin Islands corporation. Tam Cheuk Ho (IN), a citizen of Hong Kong, is the owner of 50% of Anka Capital Limited and 100% of Suncraft Limited.